Phillips Nizer LLP

666 Fifth Avenue

New York, NY 10103

Tel: 212-841-0700

Fax: 212-262-5152

April 17, 2009

VIA EDGAR AND TELECOPY

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attn: John Fieldsend, Esq.

Re:	Star Gas Partners, L.P.

Form 10-K for Year Ended September 30, 2008

Filed December 10, 2009

Form 10-Q for the Period Ended December 31, 2008

Filed February 4, 2009

File No. 1-14129

Star Gas Finance Company

Form 10-K for Year Ended September 30, 2008

Filed December 10, 2008

Form 10-Q for the Period Ended December 31, 2008

Filed February 4, 2009

File No. 33-103873-01

Ladies and Gentlemen:

On behalf of Star Gas Partners, L.P., a Delaware limited partnership and its 100% owned subsidiary, Star Gas Finance Company, a Delaware corporation (collectively referred to herein as “Star Gas” or the “Partnership”), we have set forth below the Partnership’s proposed responses to the Staff’s comment letter dated April 7, 2009 with respect to the Partnership’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (the “Form 10-K”) and its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (the “Form 10-Q”). The Staff’s comments have been reproduced (in bold) below and are immediately followed by the Partnership’s responses thereto.

Securities and Exchange Commission

April 17, 2009

Form 10-K for the Year Ended September 30, 2008

Selected Historical Financial and Operating Data, page 20

1.	We note your presentation of the non-GAAP measures EBITDA and adjusted EBITDA in selected financial data and in your Management’s Discussion and Analysis of Financial Condition and Results of Operations section, and it appears that these measures are being used as both performance and liquidity measures. In future filings, please address the following items each time the non-GAAP measures are presented:

Clearly indicate that these measures are not GAAP.

•

Discuss the material limitations associated with the use of these non-GAAP measures as compared to the use of the most directly comparable GAAP financial measure and explain how management compensates for these, limitations when using these non-GAAP measures.

•	Refer to Question #12 in our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, our Non-GAAP FAQ, and present all three major categories of the statement of cash flows.

•	Since it appears that your debt agreement is material, please disclose the following with respect to your debt covenants, which you disclose is calculated consistently with adjusted EBITDA:

•	The materiality of the credit agreement and the covenant.

•	The amount or limit required for compliance with the covenant.

•	The actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity.

Refer to Question 10 of our Non-GAAP FAQ.

•	Please address these items on Forms 8-K where non-GAAP measures are presented.

The Partnership will comply with the Staff’s comments in future filings.

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April 17, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition_ and… page 22

Overview, page 23

2.	We read at the top of page F-7 that you have one reportable operating segment. We also note your statement on page 23 that your gross profit margins vary by geographic region and this could contribute to fluctuations in your gross profit margin from year to year. Please explain to us in more detail the magnitude of the gross profit margin variances and the level of management that monitors and considers these variances. If these variances are significant, it is unclear to us why you do not discuss them further when analyzing changes in your gross profit margin from year to year, and it is also unclear to us how your chief operating decision maker could effectively manage your company without considering these gross profit margin differences. Alternatively, if these gross profit margin variances by geographic region are not a significant driver of fluctuations in your results, you may wish to clarify this matter to your readers in future filings.

In December 2005, the Partnership sold the propane division, which had very disparate geographic operations in the United States. The operations of the propane division included Florida, Maine, Michigan, Ohio and Wisconsin, as well as many more states. The concept of geography impacting per gallon margins was largely related to the propane division. The heating oil operations are very concentrated in the Northeast with a substantial majority of the volume sales in the tri-state area of New York, New Jersey and Connecticut. After revisiting the historical data, we do not believe that geographic differences in per gallon home heating oil margins are a significant driver of fluctuations in the Partnership’s results and will clarify this in future filings.

Results of Operations, page 26

3.	In this subsection, and in your Discussion of Cash Flows subsection on page 35, you discuss the changes in operation and cash flow amounts between the periods. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, in future filings, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-K and Section IV of our Release No. 33-8350. As examples only, and not an exhaustive list, please address the following in future filings:

•	On page 29, you state that your depreciation and amortization expenses declined by

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April 17, 2009

$2.2 million in fiscal 2008 as compared to fiscal 2007 because “certain assets became fully depreciated.” Please disclose the assets that become fully depreciated in fiscal 2008 and quantify their depreciation.

•

On page 29, you state that your general and administrative expenses were lower in 2008 as compared to 2007 “largely due to lower compensation expense relating to the [your] profit sharing plan.” Please discuss the reason or reasons that your profit sharing plan resulted in a lower compensation expense and quantify each reason’s effect on the change, if possible.

•

On page 31, you state that the decline in installation sales of $11.2 million from the year ended September 30, 2006 to the year ended September 30, 2007 was due to a reduction in equipment installations as a result of warmer weather experienced during the first quarter of fiscal 2007, increased customer credit standards, net customer attrition, and other factors. Please discuss in greater detail the underlying causes of the reduction in equipment installations, including the other factors to which you refer, and quantify the impact of each of the causes on the overall reduction in installation sales, if possible.

•

On page 35, you state that cash provided by operating activities increased by $20.4 million in fiscal 2008 due to a positive change of $49.6 million relating to inventory levels and $17.1 million in cash provided by customers on your balanced payment plan, reduced by a decrease in cash from operations before changes in operating assets and liabilities of $12.5 million and higher cash requirements to finance accounts receivable of $33.8 million. Regarding each of these factors that caused your increase in cash provided by operating activities, please fully describe the reason or reasons underlying each factor.

The Partnership will comply with the Staff’s comments in future filings.

Critical Accounting Estimates, page 38

4.	We note your disclosures on page 38 related to assessing goodwill for impairment. Given the significance of goodwill to your total assets, the significant impact an impairment could have on your results, and your statement that your book value has repeatedly been greater than your market capitalization, in future filings, please expand your disclosures to better explain the assumptions and uncertainties that underlie your goodwill impairment testing. Please identify the reporting units used in your impairment test, and discuss your methodology for valuing those reporting units. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates; including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. See Section V of our Release No. 33-3350.

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April 17, 2009

The Partnership will comply with the Staff’s comments in future filings.

Item 9A. Controls and Procedures, page 40

5.	We note your disclosure under the heading “(d) Other” that you “believe that a control system, no matter how well designed and, operated, can not provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Partnership have been determined.” Also, we note similar language in your quarterly report on Form 10-Q for the period ended December 31, 2008. If true, please confirm for us that, as of September 30, 2008 and December 31, 2008, your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level you discuss. Please make this change in future filings as well. In the alternative, in future filings, please remove the reference to the level of assurance of your disclosure controls and procedures.

On behalf of the Partnership, we confirm that the Partnership’s principal executive officer and principal financial officer concluded that, as of September 30, 2008 and December 31, 2008, the Partnership’s disclosure controls and procedures were effective at the reasonable levels of assurance that are discussed in the Form 10-K and Form 10-Q.

The Partnership will comply with the Staff’s comments in future filings.

Securities and Exchange Commission

April 17, 2009

Item 1l. Executive Compensation, page 46

Compensation Discussion and Analysis, page 46

6.	We note your discussion under the heading “Compensation Methodology” on page 46 in which you state that your compensation program is designed to “drive performance” and “reward contributions” in support of your business strategies. Also, we note your discussion regarding the separate elements of your compensation program under the heading “Elements of Executive Compensation.” In addition to these discussions, in future filings, please provide in greater detail how you determine the amount of each compensation element to pay and your policies for allocating between long-term and currently paid out compensation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. In this regard, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

The Partnership will comply with the Staff’s comments in future filings.

Compensation Methodology, page 46

7.	In this subsection, you state that you benchmark your compensation program against your peers, including Amerigas Partners, L.P., Suburban Propane Partners, L.P., Inergy Holdings, L.P., and Ferrellgas Partners, L.P. In future filings, please clarify whether these were the only companies against which you benchmarked your compensation program and disclose the reasons that you chose these companies as your peers. Also, please elaborate upon the data from these companies that you consider in your compensation program and provide greater detail regarding the benchmarks you use and, if applicable, identify their components. See Item 402(b)(2)(xiv) of Regulation S-K and the Division of Corporation Finance’s Compliance and Disclosure Interpretation 118.05 under Regulation S-K (July 3, 2008).

The Partnership will comply with the Staff’s comments in future filings.

Elements of Executive Compensation, page 47

Base Salary

8.

You state that you establish the base salaries for your named executive officers based on the historical salaries for services rendered to you, the responsibilities of-the officer, the salaries of equivalent executive officers in other energy related master limited partnerships, and the prevailing levels of compensation and cost of living in which the

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officer works. On page 48, you present your named executive officers’ salaries as of October 1, 2008 and the percentage change in those salaries from October 1, 2007. In future filings, please discuss how you determined these salaries and the percent change in these salaries based on the factors you use to establish base salaries for the named executive officers. For example, please discuss how historical salaries, officer responsibilities, equivalent master limited partnership salaries, and cost of living levels factored into your determination of each executive’s salary and salary increase.

The Partnership will comply with the Staff’s comments in future filings.

Profit Sharing Allocations, page 47

9.	You state that you have no set formulas for determining the profit sharing allocations and annual discretionary bonuses for your named executive officers. In this regard, you state that your chief executive officer considers “the relative, contributions of each of the named executive officers to the year’s performance in developing his recommendations for bonus amounts.” Also, you state that your board assesses your chief executive officer’s “contribution to meeting [your] goals, and determines a bonus for the CEO it believes to be commensurate with such contribution.” Therefore, it seems that the profit sharing allocations you discuss in this subsection are based on a subjective evaluation of each executive’s contributions. However, it is unclear whether the allocations and bonuses are triggered by obtaining certain objective financial results or whether it is a completely subjective determination.

For example, in the first paragraph of this subsection, you state that you determine your profit sharing allocations based on your performance relative to your “annual profit plan and other quantitative and qualitative factors.” As another example, in the second paragraph, you state that your chief executive officer performs a “quantitative and qualitative assessment” of your performance “relative to your budget,” which includes the quantitative measures of earnings before interest, taxes, depreciation, and amortization, excluding items affecting comparability, and customer attrition relative to the budgeted amounts. As a further example, you state that your chief executive officer considers, in determining bonuses, the achievement of budgeted goals, the level of difficulty in achieving objectives, and significant transactions and achievements for the year. As a final example, you state on page 49 that one of your primary performance measures is adjusted EBITDA, which declined 20.4% in fiscal 2008 as compared to fiscal 2007, and that another performance measure is net customer attrition, which improved by 12% from fiscal 2007 to fiscal 2008.

If certain financial results are quantified, in future filings, please specify the results necessary to trigger any profit sharing allocations and discretionary cash bonuses. See Item 402 (b)(2)(v) of Regulation S-K. If disclosure of the performance-related factors

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would cause competitive harm, please tell us why you believe that disclosure of this information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) and discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other quantitative factors. Please also discuss any discretion that may be exercised in granting profit sharing allocations and discretionary bonuses absent attainment of the stated performance goal. See Instruction 4 to Item 402(b) of Regulation S-K.

If certain financial results are not quantified, in future filings, phase discuss in greater detail the manner in which the chief executive officer and you evaluate the executives’ contributions before awarding profit sharing allocations and discretionary bonuses. Further, regardless of whether or not certain financial results are quantified, in future filings, please clarify the manner in which you use the metrics you discuss in this subsection in determining your performance and your named executive officers’ performances for the purposes of providing your named executive officers with their profit sharing allocations and bonuses.

The Partnership will comply with the Staff’s comments in future filings.

Long-Term Management Incentive Compensation Plan. page 47

10.	You state that under the long-term management incentive compensation plan, participating employees receive a pro rata share of cash up to 50% of the incentive distributions otherwise distributable to Kestrel Heat LLC and 50% of the cash proceeds that Kestrel Heat receives from the sale of its general partner units. Also, you state that amount of any future distribution is based on the results of each future fiscal quarter. In future filings, please disclose the results to which you refer and the manner in which you decide the pro rata share of cash to be received under the plan for each named executive officer participating in the plan. Also, please discuss the manner in which you determine the amount of cash to be awarded among participating executive officers “up to” 50% of the incentive distributions and “up to” 50% of the cash proceeds discussed.

The Partnership will comply with the Staff’s comments in future filings.

11.	You state that the plan is administered by your chief financial officer under the board’s discretion or under the discretion of any officer as the board may direct. In future filings, please discuss any discretion that may be exercised in granting the cash under the plan absent attainment of the stated performance goals. See Instruction 4 to Item 402(b) of Regulation S-K.

The Partnership will comply with the Staff’s comments in future filings.

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April 17, 2009

12.	You state that you are not required to make any distributions under the plan until after September 30, 2008, and that the future distributions are based on the results of each future fiscal quarter. Also, you state that you have allocated a certain amount of “participation points” to certain executives. In future filings, please discuss the reason or reasons that you awarded the particular amounts of participation points you disclose on page 49 to those particular executive officers and why some of the awards varied from executive to executive.

The Partnership will comply with the Staff’s comments in future filings.

Fiscal 2008 Compensation Decisions, page 48

Base Salary. page 48

13.	In footnote (a) to the table in this subsection, you state that Richard R. Ambury’s last salary increase was on May 4, 2005. However, the table appears to indicate that he received a 4.8% salary increase from October 1, 2007 to October 1, 2008. Please explain this apparent inconsistency to us and revise your future filings to clarify similar disclosures.

Mr. Ambury’s last salary increase prior to the salary increase in fiscal 2008 was May 4, 2005. The Partnership will clarify this in future filings.

Employment Contracts and Service Agreements, page 49

Agreement with Richard G. Oakley, page 49

14.	In this subsection, you state that Richard G. Oakley’s employment agreement provides for an annual base salary “and a performance-based bonus of up to 25% of his base salary or such higher percentage as may be applicable.” In future filings, please disclose whether this bonus is separate from the profit sharing allocations and annual discretionary bonuses you discuss on pages 47 and 49 that are available to all of your named executive officers. If so, please discuss how Mr. Oakley’s specific performance-based bonus that you discuss regarding his employment agreement is different from the profit sharing allocations and discretionary bonuses available to the other executive officers and whether Mr. Oakley is still entitled to the general profit sharing allocations and discretionary bonuses.

The Partnership will comply with the Staff’s comments in future filings.

Potential Payments upon Termination, page 52

15.	In future filings, please revise to quantify the value of the lump sum amounts payable

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April 17, 2009

to each named executive upon termination, rather than stating the executive would be entitled to receive “one-year’s salary” as a severance payment. See Item 402(j)(2) Regulation S-K and Instruction 1 to Item 402(j). For ease of understanding, please consider presenting the information under this section in tabular format.

The Partnership will comply with the Staff’s comments in future filings.

Item 13. Certain Relationships and Related Transactions, page 55

16.	We note your disclosure that you have a written conflict of interest policy and procedure that requires all officers, directors, and employees to report to senior corporate management or the board all personal, financial, or family interest in transactions that involve you and the related party. Also, we note that your Governance Guidelines provide that any monetary arrangement between a director and his or her affiliates and you or any of your affiliates for goods or services shall be subject to approval by the full board. In future filings, please revise your disclosure to describe in greater detail your written conflict of interest policy and procedure so that you discuss specifically how your senior corporate management or board handles the information regarding relaxed party transactions. For example, you state that the full board must approve of any monetary arrangement between a director and his or her affiliates and you and any of your affiliates. Please discuss whether the board must also approve all related party transaction between you and officers and employees. Further, please discuss the standards that the board uses to approve any related party transactions. See Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

The Partnership will comply with the Staff’s comments in future filings.

17.	Please confirm for us that you have no related party transactions or agreements to disclose pursuant to Item 404 of Regulation S-K. We remind you that, in future filings, if you have related party transactions that are required to be disclosed, please state whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties.

On behalf of the Partnership, we confirm that there are no related party transactions or agreements to disclose pursuant to Item 404 of Regulation S-K.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

1) Partnership Organization, page F-7

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April 17, 2009

18.	We assume that you have not provided separate financial statements for Star Gas Finance Company in reliance upon Rule 3-10(b) of Regulation S-X. We have the following comments:

•

We read that Star Gas Finance Company is your wholly-owned subsidiary. As indicated under Rule 3-10(b) of Regulation S-X, the finance subsidiary must be 100% owned by the parent company to qualify for an exception to Rule 3-10(a) of Regulation S-X. Please note that “100% owned” is defined in Rule 3-10(h) of Regulation S-X and differs from “wholly-owned as defined in Rule 1-02 of Regulation S-X. Please confirm to us, and clarify in future filings, that Star Gas Finance Company is 100% owned by you, or otherwise explain how you determined that you met the requirements of Rule 3-10(b) of Regulation S-X.

The Staff’s assumption is correct with respect to the Partnership’s reliance on Rule 3-10(b) of Regulation S-X. Star Gas Finance Company is a 100% owned subsidiary of Star Gas Partners, L.P. We will clarify this point in future SEC filings.

•

Please explain to us in detail where you have provided the disclosures required by Rule 3-10(i)(9) and 3-10(i)(10) of Regulation S-X. If your disclosures here and in Note 12 are intended-to provide these disclosures, we request that you modify these disclosures to provide more detailed information, as it appears that you current description of the restrictions may be overly broad. Please show us what your expanded disclosures will look like.

In response to the Staff’s comments, we propose to revise the applicable financial statement footnotes in future filings as follows (changes are underlined.):

Within Footnote # 1 - Partnership Organization

Star Gas Finance Company is a 100% owned subsidiary of the Partnership. Star Gas Finance Company serves as the co-issuer, jointly and severally with the Partnership, of the Partnership’s $172.8 million 10 1/4% Senior Notes, which are due in 2013. The Partnership is dependent on distributions including inter-company interest payments from its subsidiaries to service the Partnership’s debt obligations. The distributions from the Partnership’s subsidiaries are not guaranteed and are subject to certain loan restrictions (See Note #12). Star Gas Finance Company has nominal assets and conducts no business operations.

Within Footnote #12 - Long-Term Debt and Bank Facility Borrowings

(b) In September 2008, the Partnership entered into a seventh amendment to its revolving credit facility which allowed an A- credit rating of its insurance carriers. In December

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2007, the Partnership entered into a sixth amendment to its revolving credit facility which increased the aggregate commitment to $360 million during the peak winter months. This revolving credit facility, as amended, provides the Partnership with the ability to borrow up to $260 million for working capital purposes (subject to certain borrowing base limitations and coverage ratios), including the issuance of up to $95 million in letters of credit. For the peak winter months from December through April, the Partnership can borrow up to $360 million. Obligations under the revolving credit facility are secured by liens on substantially all assets and are guaranteed by Petro and by the Partnership.

The revolving credit facility imposes certain restrictions on the Partnership, including restrictions on its ability to incur additional indebtedness, to pay distributions to its unit-holders, to pay inter-company distributions or dividends, make investments, grant liens, sell assets, make acquisitions and engage in certain other activities. The revolving credit facility also requires the Partnership to maintain certain financial ratios, and contains borrowing conditions and customary events of default, including nonpayment of principal or interest, violation of covenants, inaccuracy of representations and warranties, cross-defaults to other indebtedness, bankruptcy and other insolvency events. The occurrence of an event of default or an acceleration under the revolving credit facility would result in the Partnership’s inability to obtain further borrowings under that facility, which could adversely affect its results of operations. Such a default may also restrict the ability of the Partnership to obtain funds from its subsidiaries in order to pay interest or pay-down debt. An acceleration under the revolving credit facility would result in a default under the Partnership’s other funded debt.

Under the terms of the revolving credit facility, the Partnership must maintain at all times either availability (borrowing base less amounts borrowed and letters of credit issued) of $25.0 million or a fixed charge coverage ratio (as defined in the credit agreement) of not less than 1.1 to 1.0. No inter-company dividends or distributions can be made (including those needed to pay interest or principle on the 10.25% Senior Notes), if this covenant has not been met. As of September 30, 2008, availability was $171.7 million and the fixed charge coverage ratio (as defined in the credit agreement) was 2.79 to 1.0. At September 30, 2008, restricted net assets of Petro totaled approximately $365 million. As of September 30, 2007, availability was $173 million and the fixed charge coverage ratio (as defined in the credit agreement) was 3.7 to 1.0. At September 30, 2007, restricted net assets of Petro totaled approximately $382 million.

3) Summary of Significant Accounting Policies, page F-7

19.

In future filings, please disclose, either here or in your Management’s Discussion and Analysis of Financial Condition and Results of Operations section, the types of costs that you classify as cost of product, cost of installation and service, delivery and

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branch expenses, and general and administration expenses. We note that classification of various types of expenses may vary and believe these disclosures will assist your readers when comparing your results to those of other companies.

The Partnership will comply with the Staff’s comments in future filings

20.

We read at the bottom of-page F-8 that acquired customer lists are amortized over seven to ten years based on your historical retention experience. In light of the customer attrition data presented on pages 25 and 26, you appear to have lost 17-20% of your existing customers in each of the three years presented. Although these losses are largely replaced by new customers, that would not appear to impact the assessment of the useful life of a customer list. Please explain to us in more detail how you determined a useful life of seven to ten years was appropriate for acquired customer lists given your customer attrition statistics. Also, please tell us how you considered the use of an accelerated method of amortization as opposed to the straight-line method of amortization to reflect how the economic benefits of a customer list are used up. Finally, please quantify for us the remaining unamortized balance for customer lists at September 30, 2008 and December 31, 2008.

The gross attrition numbers presented on pages 25 and 26 include the losses of all home heating oil customers, which includes customers acquired by acquisition and through internal marketing efforts. The customer list lives referred to in our Summary of Significant Accounting Policies are for acquisitions only.

The useful lives of acquired customer lists are analyzed by determining how many of the customers of a particular acquisition are still customers as of the date of the analysis. In this analysis we differentiate between “roll in” acquisitions (where the existing office of the old business is closed and/or the name of the company is re-branded to an existing Partnership brand name), and “stand-alone” acquisitions (the trade name and local presence is generally left intact). Our experience and our historical analysis has shown us that “roll in” acquisitions tend to lose accounts faster than “stand-alone” acquisitions, hence the longer lives of the former.

For example, our analysis of several large stand alone acquisitions made between 1999 and 2003 show annual attrition averaging between 8 and 10 percent, yielding expected lives of 10-12 years. Previous attrition analyses have also indicated that the expected life of a stand-alone customer list is 10 years. (Note that the Partnership did not make any material stand-alone acquisitions between 2004 and 2007.)

Similar analysis was done on “roll in” acquisitions and supports the use of a seven to eight year life for those types of acquisitions.

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As is required by SFAS 142 (Goodwill and Other Intangible Assets), we have considered the use of alternative methods of amortization that might better reflect the pattern in which the economic benefits of customer lists are used up. The analyses discussed above allow us to conclude a reasonable and reliable overall expected life for newly acquired customer lists, but they do not allow us to determine a reliable pattern to that attrition. Without such a reliable pattern, SFAS 142 states that “a straight line amortization method shall be used.” For this reason we use the straight-line method to amortize our customer lists.

The remaining unamortized balance of customer lists at September 30, 2008 was $29,881,777 and at December 31, 2008 was $27,839,457.

21) Selected Quarterly Financial Data (unaudited), page F-25

21.	With reference to Item 302(a)(1) of Regulation S-K, please tell us why you have not presented gross profit for each quarter. In this regard, we note that you distinguish between cost of sales and other operating expenses on the face of your statement of operations, and we note your analysis of changes in gross profit within your Management’s Discussion and Analysis of Financial Condition and Results of Operations section. Please provide this disclosure in future filings.

While Regulation S-X 210.5-03 does not specifically provide for gross profit to be presented on the face of the income statement, Item 302(a)(1) of Regulation S-K does require the Partnership to present the quarterly gross profit. In future filings, the Partnership will present the gross profit for each quarter in the selected quarterly financial data.

Form 10-Q for the Three Months Ended December 31, 2008

Item 2. Management’s Discussion and Analysis of Financial Condition and.... page 16

Cost of Product, page 21

22.

We note that you evaluate the change in home heating oil margins before the effects of increases or decreases in the fair value of derivative instruments which represent the non-cash changes in the market value of hedges before settlement. Please provide us with a reconciliation of the home heating oil margins per gallon, as we are unable to recalculate this measure, and tell us how you considered this calculation to your readers if the calculation is not obvious from your current disclosures. Additionally, in future filings, please disclose your product sales gross margins, gross profit as a percentage of revenues, and discuss the changes between periods, as we believe this is more meaningful to your investors than merely discussing the change in cost of

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product in dollars. You may want to quantify the impact of each significant contributor to the change in gross margin in tabular format for ease of a reader. Finally, in future filings, please expand your disclosure to better explain the underlying reasons for the increase in home heating oil per gallon margins, since this appears to be a significant driver of your increase in product gross profit.

The table below recalculates the Partnership’s per gallon margins and reconciles product gross profit. Please note that product sales and cost of product in the Partnership’s Consolidated Statements of Operations include home heating oil, other petroleum products and liquidated damage billings. Historically, the gross profit from other petroleum products has not been a driver of the change in gross profit. To the extent that liquidated damages that are payable on account of protected price contract terminations become a significant component of gross profit in the future, we will disclose such impact.

	Three Months Ended,
	December 31, 2007		December 31, 2008
Home Heating Oil	Amount(000)	Per Gallon	Amount(000)	Per Gallon
Volume	113,154		109,638
Sales	$357,756	$3.1617	$325,158	$2.9657
Cost	$279,488	$2.4700	$228,267	$2.0820

Gross Profit	78,269	$0.6917	96,892	$0.8837

Other Petroleum Products	Amount	Per Gallon	Amount	Per Gallon
Volume	15,680		11,279
Sales	$43,117	$2.7497	$24,556	$2.1771
Cost	$39,770	$2.5363	$21,278	$1.8864

Gross Profit	$3,347	$0.2135	$3,278	$0.2906

Liquidated Damages Billed	$167		$4,552

Total Product

	Amount		Amount	Change
Sales	$401,040		$354,267	$(46,774)
Cost	$319,258		$249,545	$(69,713)

Gross Profit	$81,783		$104,722	$22,939

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Respectfully, we believe that a discussion of gross profit as a percentage of sales would not be meaningful to the reader and would cause confusion. Given that the cost and the selling price of home heating oil fluctuate, in tandem, both widely and frequently, management’s pricing strategy is focused to achieve a certain cents per gallon margin. Management does not set selling prices based on a gross profit percentage. To do so would not be practical in a business where product costs are subject to highly volatile changes in petroleum prices. For example if the Management were to decide that an $.80 gross profit margin per gallon was necessary to operate and the cost of product was $1.50 per gallon, then our gross profit as a percent of sales would be approximately 35% ($.80 / ($1.50 + $.80)). If the cost of product was $4.00 per gallon, then gross profit as a % of sales would be approximately 17% ($.80 / ($4.00 + $.80)). In this situation an analysis of gross profit as a percent of sales would show an 18% (35%-17%) reduction in gross profit, even though the dollar amount of gross profit remained the same and was meeting the Partnership’s pricing strategy.

In future filings, we will disclose the average selling price and the per gallon cost of sales such that a reader will be able to calculate the per gallon home heating oil margins.

23.	In the second paragraph of this subsection, you state, “Due to the rapid decline in home heating oil prices during the three months ended December 31, 2008, the Partnership’s inventory was valued higher than the wholesale market price at December 31, 2008. As a result product gross profit was favorably impacted by $6.9 million during the three months ended December 31, 2008 and home heating oil per gallon margins were favorably impacted by 6.3 cents per gallon then if the inventory was valued at the December 31, 2008 wholesale market price.” We also note on page eight that your account for heating oil and other fuels inventory as the lower of cost computed on the weighed average cost method, or market. Given this, we would expect you to write down the cost of your inventory to market as of December 31, 2008. Please advise us of your accounting for inventory, and how the decline in home heating oil prices during the three months ended December 31, 2008 resulted in a favorable $6.9 million gross profit impact. Please be detailed in your response.

The Partnership does account for the value of its product inventories on a lower of weighted average cost or market basis. The “market “ referred to in the accounting policy is not the same, however, as the wholesale market cost for home heating oil, discussed on page 21. According to ARB 43, Chapter 4 (Inventory Pricing) the minimum market price used in any lower of cost or market calculation is to be current replacement cost, but not to be “less than net realizable value reduced by an allowance for an approximately normal profit margin.”

Most of our product inventory is home heating oil. On December 31, 2008 this inventory consisted of 28.3 million gallons at a weighted average cost of $1.6841. The minimum

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April 17, 2009

market price (calculated as defined by ARB 43) used in the lower of cost or market analysis was $2.1723, thus there was no lower of cost or market adjustment to be made for the Partnership’s home heating oil inventory as per the measurement criteria requirements of ARB 43.

Between September 30, 2008 and December 31, 2008 the wholesale prices of home heating oil fell by over $1.45 per gallon. During this same time period the Partnership increased the volume of its home heating oil held by over 20 million gallons (2.4 times the September 30 amount). The $6.9 million gross profit impact discussed on page 21 (as well as its expected reversal in a future period) arose because of the conjunction of the falling prices, the increase in the volume of inventory held and our method of valuing inventory.

Holding inventory generally, (and the use of the weighted average cost method specifically) can create a timing difference in the release of inventory costs to cost of sales as opposed to as if all oil was purchased as sold or if the inventory was valued at or closer to the current wholesale market. Usually this difference is not material. The quarter ended December 31, 2008 was an exception. By the end of December our weighted average cost of inventory (adjusted for outstanding inventory related hedges not included in the carrying value of inventory) was $1.6885 per gallon versus an equivalent current wholesale market value of $1.4457 per gallon. If our ending inventory had been valued at the lower wholesale market price the value of our ending inventory would have decreased and the cost of sales would have increased (and gross profit decreased) by $6.9 million ($1.6885-$1.4457 x 28.3 million gallons)

Competition generally dictates that our selling prices are based on the current wholesale market price. Assuming prices stabilize at the December 31, 2008 level, our selling prices in the subsequent quarter would be based on a $1.4457 market, but our cost of product would be impacted by the higher $1.6885 costs in the December 31, 2008 inventory. Thus any stabilization in wholesale prices in a future period will actually cause an apparent decrease in our gross profit margins.

Given the significance of the amounts involved, we felt it would be misleading to a reader of our financial statements to discuss the gross profit margins per gallon attained in the quarter without discussing that a material part of that gross profit was essentially a matter of timing and would most likely reverse in a period where prices remained relatively stable.

24.	The last sentence of the second paragraph in this subsection states “In addition, the Partnership increased margins, in part to offset the effect of an increase in its annual operating expenses.” In future filings, please elaborate on the specific actions taken or performed to increase margins.

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The Partnership will comply with the Staff’s comments in future filings.

On behalf of the Partnership we hereby acknowledge the following:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call me at (212) 841-0700.

Very truly yours,

/s/ Brian Brodrick
Brian Brodrick, Esq.